Exhibit 99.1

Evotec Announces Chief Scientific Officer Transition

•	Dr. Cord Dohrmann to step down as of September 30, 2026

•	Search ongoing for a successor

Hamburg, Germany, September 29, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced that Chief Scientific Officer (CSO) Dr. Cord Dohrmann will step down effective September 30, 2026. The decision for Dr. Dohrmann to step down from his position was made by mutual consent between Dr. Dohrmann and the Company.

Dr. Christian Wojczewski, Chief Executive Officer of Evotec, said:

“I would like to thank Cord for his long service and many contributions to Evotec over the past 16 years. Throughout his tenure, he has played a significant role in strengthening the scientific excellence and innovation culture that Evotec is known for. With his strategic vision for emerging technologies and future scientific trends, Cord has helped establish key capabilities across our platforms, including our iPSC-based technologies and omics capabilities, which have further reinforced Evotec’s scientific leadership. Looking to the future, the robust science infrastructure that Cord has built will be an essential component of Evotec’s future growth and profitability.”

Dr. Cord Dohrmann, Evotec’s outgoing Chief Scientific Officer, added:

“The process of advancing new therapies from discovery to the clinic has evolved significantly over the past 16 years, and I have been privileged to contribute to that progress during my time at Evotec. I am grateful for the support and collaboration of the many colleagues I have worked with in that time and look forward to seeing Evotec’s scientific expertise continue to create value for customers, partners and patients.”

Dr. Dohrmann has served as Chief Scientific Officer and Member of the Management Board since 2010. The search for his replacement is ongoing.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of around 4,500 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih

EVP Head of Global Communications & Investor Relations

Sarah.Fakih@evotec.com